SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of February, 2006
                                          -------------
                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  Notification of transactions of directors
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AMVESCAP PLC
IMMEDIATE RELEASE  15 FEBRUARY 2006
CONTACT:  MICHAEL S. PERMAN  TEL: 020 7065 3942


   NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
                      RESPONSIBILITY OR CONNECTED PERSONS

In accordance with 3.1.4R of the Disclosure Rules, notification is hereby given that on the 7 February 2006,the following options were lapsed:-

Issue Date                                                   21-November-2002
Option Price (pound)                                         4.1925

Charles W Brady                                              700,000
Robert H. Graham                                             350,000
James Robertson                                              300,000
John D Rogers                                                300,000
Jean-Baptiste De Franssu                                     245,000
Karen Dunn Kelley                                            136,000
Tak Shing Andrew Lo                                          242,500
John S Markwalter Jr.                                        167,916
David A Ridley                                                65,000
Philip A Taylor                                              173,825
Mark H Williamson                                            300,000
Robert John Yerbury                                          147,561



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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  15 February, 2006                   By   /s/  MICHAEL S. PERMAN
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                                                (Signature)

                                             MICHAEL S. PERMAN
                                             Company Secretary